# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Heritage Distilling Holding Company, Inc., CIK 0001788230
CUSIP: 42727R104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 9668 BUJACICH ROAD, GIG HARBOR, Washington (WA), 98332
Date of event which requires filing of this statement: 07/28/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002038499

## Reporting persons
- C/M Capital Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,217,872; sole dispositive power 0; shared dispositive power 2,217,872; aggregate amount beneficially owned 2,217,872 (9.2% of the class)
- C/M Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,217,872; sole dispositive power 0; shared dispositive power 2,217,872; aggregate amount beneficially owned 2,217,872 (9.2% of the class)
- Thomas Walsh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,217,872; sole dispositive power 0; shared dispositive power 2,217,872; aggregate amount beneficially owned 2,217,872 (9.2% of the class)
- Jonathan Juchno: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,217,872; sole dispositive power 0; shared dispositive power 2,217,872; aggregate amount beneficially owned 2,217,872 (9.2% of the class)

## Item 1. Issuer
Name of issuer: Heritage Distilling Holding Company, Inc.
Address of issuer's principal executive offices: 9668 Bujacich Road, Gig Harbor, WA 98332

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(I) C/M Capital Master Fund, LP, a Delaware limited partnership ("C/M Master Fund");

(II) C/M Capital Partners, LP, a Delaware limited partnership ("C/M Capital Partners");

(III) Thomas Walsh ("Mr. Walsh"); and

(iv) Jonathan Juchno ("Mr. Juchno").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The shares of common stock, par value $0.0001 per share (the "Common Stock") of Heritage Distilling Holding Company, Inc. (the "Issuer") reported herein are held by C/M Master Fund. C/M Capital Partners is the investment manager to C/M Master Fund. Messrs. Walsh and Juchno are the managing members of the general partner of C/M Capital Partners. Messrs. Walsh and Juchno disclaim beneficial ownership of any shares of Common Stock held by C/M Master Fund.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 1111 Brickell Ave, Suite 2920, Miami, FL 33131.
Citizenship: Each of C/M Master Fund and C/M Capital Partners is a limited partnership organized under the laws of the State of Delaware. Each of Messrs. Walsh and Juchno is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 24,151,724 shares of Common Stock outstanding, which is the sum of (i) 19,923,495 shares of Common Stock outstanding as of July 29, 2025, as disclosed by the Issuer to the Reporting Persons and (ii) 4,228,229 shares of Common Stock issued to the C/M Master Fund pursuant to the Issuer's Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on June 23, 2025.
Percent of class: 9.2%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- C/M Capital Master Fund, LP: /s/ Thomas Walsh, By: C/M Global GP, LLC, General Partner, By: Thomas Walsh, Manager (07/31/2025)
- C/M Capital Partners, LP: /s/ Thomas Walsh, Thomas Walsh, Partner (07/31/2025)
- Thomas Walsh: /s/ Thomas Walsh, Thomas Walsh, Individually (07/31/2025)
- Jonathan Juchno: /s/ Jonathan Juchno, Jonathan Juchno, Individually (07/31/2025)